SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of                                              CERTIFICATE
Progress Energy, Inc.                                         PURSUANT TO
                                                              RULE 24
File No. 70-10132

(Public Utility Holding Company Act of 1935)
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     This  Certificate  of  Notification  pursuant  to Rule 24 under the  Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Progress Energy, Inc. ("Progress Energy"), a registered holding company, in connection with Progress Energy's indirect acquisition of a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, as authorized by Order of the Securities and Exchange Commission (the "Commission") dated November 10, 2003, in this proceeding (Holding Co. Act Release No. 35-27759). Progress Energy hereby certifies to the Commission pursuant to Rule 24 that Progress Energy, indirectly through its subsidiary, Progress Energy EnviroTree, Inc., has acquired a membership interest in PowerTree and made its initial capital contribution to PowerTree, effective December 29, 2003.

     A "past tense" opinion of counsel is filed as Exhibit F hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Progress Energy, Inc.


                                   By: /s/ Steven Carr
                                   Name:    Steven Carr
                                   Title:   Associate General Counsel
                                            Progress Energy Service Company, LLC


Dated:  January 5, 2004

                                                                     Exhibit F


                                 January 5, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


   Re: Progress Energy, Inc -
       Application/Declaration on Form U-1 (File No. 70-10132)

Dear Sirs:

     I refer to the Form U-1 Application/Declaration in the above-referenced proceeding, as amended (the "Application") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and
Exchange Commission (the "Commission") by Progress Energy, Inc ("Progress Energy"), a North Carolina corporation, and to the Commission's order dated November 10, 2003 approving the Application (Holding Co. Act Release No. 35-27759) (the "Order"). Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

     In the Application, Progress Energy requested Commission authorization under the Act to acquire, directly or indirectly through one or more subsidiary companies, a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, and, to the extent such approval is necessary, to transfer all or a portion of such membership interest to any associate company. In accordance with the terms of the Application and the Order, Progress Energy, through its subsidiary, Progress Energy EnviroTree, Inc., ("PEET"), has executed the Operating Agreement and made its initial capital contribution to PowerTree.

     I have acted as counsel for Progress Energy in connection with the Application and, as such counsel, I am familiar with the corporate proceedings taken by Progress Energy in connection with the proposed transaction, as described in the Application. I have examined originals, or copies certified to my satisfaction, of such corporate records of Progress Energy, certificates of public officials, certificates of officers and representatives of Progress Energy, and other documents as I have deemed it necessary to examine as a basis for the opinions hereinafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon certificates of officers of Progress Energy and other appropriate persons and statements contained in the Application and the exhibits thereto.

     Subject to the foregoing, I am of the opinion that:

     (a) all state laws applicable to the proposed transaction have been complied with;

     (b) (i) PowerTree is validly organized and duly existing under the laws of Delaware, and (ii) PEET is entitled to all of the rights and privileges of a member of PowerTree as set forth in PowerTree's Operating Agreement;

     (c)  PEET has legally acquired the membership interest in PowerTree; and

     (d) the consummation of the proposed transaction has not violated the legal rights of the holders of any securities issued by Progress Energy or any associate company thereof.

     I am an attorney licensed to practice in the State of North Carolina and have acted as counsel to Progress Energy in connection with the proposed transaction. For purposes of this opinion, with respect to all matters governed by the laws of Delaware as applicable to PowerTree, I have relied upon an opinion addressed to Progress Energy of Morris, James, Hitchens & Williams LLP, Wilmington, Delaware, which opinion was filed as an exhibit to the Application.

     I hereby give my written consent to the use of this opinion in connection with the filing of a certificate pursuant to Rule 24 in the above-referenced proceeding. This opinion is intended solely for the use of the Commission and may not be relied upon by any other person for any other purpose.



                                   Very truly yours,


                                   /s/ Steven Carr
                                   Associate General Counsel
                                   Progress Energy Service Company, LLC

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